November 4, 2008

David R. Humphrey
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Ship Finance International Limited File No. 001-32199 Form 20-F: For the year ended December 31, 2007

Dear Mr. Humphrey:

Reference is made to the annual report for the year ended December 31, 2007 on Form 20-F (the “Annual Report”) of Ship Finance International Limited (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2008.  By letter dated October 7, 2008 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided comments to the Annual Report.  On behalf of the Company, we submit to the Staff the Company’s response to the Comment Letter.

The numbered paragraphs correspond to the numbered paragraphs set forth in the Comment Letter.

Operating and Financial Review and Prospectus

Contractual Commitments, page 58

1.
We generally believe that registrants should include scheduled interest rates in the table in order to increase the transparency of cash flow. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future cash payments. You may also determine the appropriate methodology to estimate these interest payments. The methodology and your significant assumptions should be described in an accompanying footnote where estimates have been utilized. Regardless of whether you decide to include variable interest payments or not, a footnote to the table should clarify the action taken. If interest payments have been excluded from the table, then additional information should be provided as to the significant terms of the debt as well as any additional information that is material to the understanding of the Company’s cash requirements.

David R. Humphrey
U.S. Securities and Exchange Commission
November 4, 2008

2.
Please also evaluate whether or not you can reasonably estimate the amount and/or timing of payments you will be obligated to make under interest rate swap agreements to determine whether meaningful information can be provided in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then you should provide the information. Finally, please note that if market interest rates have moved such that you are in a position of receiving cash rather than paying cash under these agreements, cash receipts should not be included in the table.

The Company notes the Staff’s comments 1 and 2 above, and confirms that it will revise its future Form 20-F in future filings in response to the points raised.

3.
Further, it appears the $2.3 billion total of “Floating rate debt” shown in the table inadvertently includes the $449 million of 8.5% Senior Notes. In this regard, Note 15 to the audited financial statements and elsewhere in the MD&A discloses that your “floating rate debt” approximates $1.8 billion instead.

The Company confirms that it inadvertently included $449.0 million of its 8.5% Senior Notes in the line item entitled “Floating rate debt” of the contractual commitments table.  The Company will amend its future filings to exclude such amounts from the calculation of “Floating rate debt.”  The Company does not believe this inadvertent inclusion of these amounts in this line item requires an amendment to the Company’s Annual Report because the correct “Floating rate debt” calculation is accurately described elsewhere in the Annual Report as noted by the Staff.

Financial Statements

Note 1. General, page F-7

4.
We note from the disclosure here and on page 16 that you are a holding company with no significant assets other than the equity interests in your subsidiaries. It appears that the disclosures specified by Schedule I (Article 12-04) may be required in your annual reports.

The Company notes the Staff’s comment, and has considered the disclosures specified by Schedule I, Rule 12-04 of Regulation S-X.  The Company has concluded that it is not required to submit Schedule I condensed financial information as required by Rule 5-04(c) of Regulation S-X, which states:

David R. Humphrey
U.S. Securities and Exchange Commission
November 4, 2008

“The schedule prescribed by Rule 12-04 shall be filed when the restricted net assets (Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.”

As of December 31, 2007, the restricted net assets of the consolidated subsidiaries, as defined by Rule 4-08(e)(3) of Regulation S-X, did not exceed 25 percent of the Company’s consolidated net assets.  The amount of restricted net assets will be reviewed periodically and the appropriate additional disclosures will be made when required.

Note 2. Accounting Policies

Investment in Finance Leases, page F-9

5.	Consider expanding the tabular disclosure under Item 4.D “Property, Plant and Equipment” on page 36 to specify for each vessel, the lease classification for accounting purposes.

The Company notes the Staff’s comment, and will include the lease classification of each vessel in the tabular disclosure under Item 4.D “Property, Plant and Equipment” in its future filings.

Derivatives: Total Return Equity Swaps, page F-11

6.
Please expand your disclosure here, in Note 20 and in the MD&A – “Derivatives,” to disclose the expected settlement date(s) of the Total Return Swap (“TRS”) transactions that have been entered into, and indicate when you anticipate your share repurchase program will begin. Also tell us the basis in GAAP for the accounting methodology you are applying to these instruments.

The Company notes the Staff’s comment, and will in its future filings expand its disclosure relating to the Company’s total return swap transactions (“TRS”) to include the maturity dates, upon which settlement is expected to take place.

The Company has concluded that its TRS are derivatives as defined by Statements of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, and as such, are included in the balance sheet at fair value, with movements in fair value being reported in the income statement as mark-to-market derivative instruments.

David R. Humphrey
U.S. Securities and Exchange Commission
November 4, 2008

In addition, where the TRS involves the Company’s own stock, the accounting methodology applied is based on the Company’s interpretation of paragraph 7 of Emerging Issues Task Force (“EITF”) Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which requires such TRS transactions to be classified in the balance sheet as assets or liabilities.  The Company has concluded that, in these circumstances, the TRS falls under this regulation because they are indexed solely to the Company’s own stock.

Based on the Company’s interpretations of paragraphs 11 and B28 of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, the Company has concluded that its TRS for its own stock should not be classified as equity because they result in a net cash settlement and because there is no obligation under the TRS for the Company to take delivery of the underlying shares in full.

The Company’s board of directors approval of the repurchase plan did not specify a schedule for the repurchase of the Company’s shares.  No decision has been made on the amounts or timing of shares to be repurchased under the plan.

CEO and CFO Certifications at Exhibits 12 and 13

7.
In the date section of each of the Certifications, please ensure that the “day” of the month is also included, as it appears to have been inadvertently omitted.  In this regard, we note that only the “month” and “year” have been reflected.

The Company notes the Staff’s comment, and will include in future filings each of the day, month and year of the date that the certifications are signed.

* * * *

The Company thanks the Staff for its close attention to the Annual Report, and looks forward to receipt of any additional comments that it may have to the Annual Report.  Please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton, Esq. at (212) 574-1265, with any questions or comments.

        Very truly yours,

        SEWARD & KISSEL LLP

        By: /s/ Gary J. Wolfe
        Gary J. Wolfe, Esq.

cc:           Beverly Singleton
cc:           Margery Reich

SK 23153 0001 934387 v3

[Ship Finance International Limited Letterhead]

November 4, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:           Ship Finance International Limited

Ladies and Gentlemen:

The undersigned hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                Yours faithfully,

            SHIP FINANCE INTERNATIONAL LIMITED

            By: /s/ Lars Solbakken
            Lars Solbakken
            Chief Executive Officer
                  Ship Finance Management AS

cc:  Beverly Singleton
cc:  Margery Reich